SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


              AIR FRANCE FAVOURS HIGHER FARES... NOT COMPETITION

Ryanair Europe's No.1 low fares airline, today (21st Nov'03) responded to Air France's false press release of 20th November. This statement by Air France was untruthful because Air France have never favoured competition and the lowest fare quoted by Ryanair for an Air France midweek return from Strasbourg to London at over EUR780 is correct.

Ryanair confirmed to the Financial Times that Air France's lowest midweek return fare from Strasbourg to London is GBP780 return, a fare that is 40 times higher than Ryanair's lowest midweek return fare on the route of EUR19. Midweek return is defined as passengers who comply with the Saturday night stay rule.

 1. Attached is a copy of this lowest midweek return fare quote (amounting to EUR794.23) taken from the Air France internet booking site this morning (21/11/03). This fare is accurate. It is a rip off of consumers and has caused traffic on the Strasbourg-London route to collapse.

 2. Air France in its statement claims that it sells it fares "with no subsidies of any kind". This is completely untrue. Air France has received more State Aid from its Government than any other European airline. This is a fact. Even today Air France operates over 15 domestic and international routes from France only because it receives enormous subsidies under the PSO subsidy programme.

 3. Air France claim in their statement to be "in favour of fair competition". This again is an untrue claim. Why has no other low fares airline in France survived in competition with Air France? Why has a low fare airline like Easyjet been unable to secure sufficient slots for a credible base operation at the Paris airports? Why did Air Liberte and Aeris among many others all fail? Why did Air France take legal proceedings in Strasbourg to force Ryanair out of the market as a competitor so that it would return with outrageous return fares of almost EUR800?

The single market is a reality in European air transport, except in markets where Air France uses its dominant position and considerable influence to prevent competition and lower fares for consumers. Even on a route like Strasbourg-London when Air France restored the service, they did so with half the capacity previously operated by Ryanair and with outrageous lowest midweek return fares of over EUR790. Traffic on the Strasbourg-London route has collapsed as a result of these high fares. The success of Air France in this regard is one of the reasons why low fare air travel is booming all over the UK, Germany, Italy and Spain, but has made little inroads into the French market.

Ryanair will continue to remain extremely watchful for any further lies and untruths issued by Air France on the subject of competition and air transport in Europe. Ryanair's Chief Executive, Michael O'Leary has written today to Mr Jean-Cyril Spinetta of Air France, calling on him to withdraw this false statement of 20 November 2003.

Ends     21st November, 2003

 N.B Please find attached a print out from the Air France website this morning showing the Air France fare of EUR794.35 on the Strasbourg-London route for the 8th-10th December and the 16th-18th December. These fares are an abuse of consumers and an abuse of Air France's success in eliminating competition on the Strasbourg-London route.

For further information
please contact:Paul Fitzsimmons    Pauline McAlester
               Ryanair             Murray Consultants
               Tel. 353-1-8121212  Tel. 353-1-4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 November, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director